Mail Stop 4561

February 15, 2008

Mr. Laurence S. Geller
President, Chief Executive Officer, and Director
Strategic Hotels & Resorts, Inc.
200 West Madison Street
Suite 1700
Chicago, Illinois   60606-3415

> **Re: Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 3/01/07**
> **File No. 001-32223**

Dear Mr. Geller:

We have reviewed your response letter dated January 18, 2008 and have the following additional comments. Please be as detailed as necessary in your responses. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Deferred Financing Costs, page 79

1.   We note your response to comment 3; however, except in the case of increasing-rate debt, amortization of debt issuance costs should occur over the period to the earliest put date so that the carrying amount of the debt at that date is equal to the settlement amount. Therefore, we believe that the amortization period should be based on the earliest settlement date, excluding renewal option periods. Furthermore, you state that you have both the intention and ability to extend the loan terms by exercising the renewal options; however, based on the amounts of unamortized deferred financing costs included in loss from extinguishment of

debt in your financial statements, it appears that historically you have had to write off deferred financing costs due to the early extinguishment of debt. Please explain. In addition, please provide us with a materiality analysis that shows the impact on the 3 years presented if you were not allowed to use extension options to determine the amortization period.

<u>Deferred Transaction Costs, page 80</u>

2.   We note your response to comment 4. You state that you capitalized the costs as offering expenses. However, it appears to us that some of these costs were organizational expenses. Please provide us with more details regarding the nature of these costs and how you determined that they were offering costs instead of organizational costs which would have been expensed as incurred.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief